Exhibit 99.1

CHINA SXT PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

TABLE OF CONTENTS

Condensed Consolidated Interim Financial Statements

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$, except for number of shares data)

	As of September 30, 2019 (Unaudited)	As of March 31, 2019

ASSETS
Current Assets
Cash and cash equivalents	$8,247,069	$9,130,849
Restricted cash	77,158	161,084
Accounts receivable	4,568,123	4,180,559
Notes receivable	-	81,265
Inventories	846,281	1,007,918
Advance to suppliers	280,942	319,088
Loan receivable	1,500,000	-
Prepayments, receivables and other assets	2,022,769	707,337

Total Current Assets	17,542,342	15,588,100

Property, plant and equipment, net	1,759,907	1,158,898
Construction in progress	180,000	649,235
Intangible assets, net	53,386	61,096
Deferred tax assets, net	12,679	13,504
Long-term investment	3,497,629	-

Total Non-Current Assets	5,503,601	1,882,733

Total Assets	$23,045,943	$17,470,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loan – current portion	43,491	27,817
Convertible note - current portion	4,936,193	-
Notes payable	62,533	233,336
Accounts payable	1,959,426	1,685,419
Refund liabilities	73,533	78,317
Advance from customers	120,575	57,553
Amounts due to related parties	1,834,883	2,483,094
Accrued expenses and other current liabilities	701,876	691,522
Income tax payable	1,031,016	1,064,314

Total Current Liabilities	10,763,526	6,321,372

Bank loan – non-current	55,052	41,706
Convertible note – non-current	818,230	-

Total Non-Current Liabilities	873,282	41,706

Total Liabilities	11,636,808	6,363,078

Commitments and Contingencies	-	-

Shareholders’ Equity
Common stocks (par value $0.001 per share, unlimited shares authorized; 27,224,866 shares issued and 23,224,866 shares outstanding at September 30, 2019; 22,706,701 shares issued and outstanding at March 31, 2019 respectively)	23,224	22,706
Additional paid-in capital	11,407,028	7,950,782
Retained earnings	735,803	3,083,872
Accumulated other comprehensive income	(756,920)	50,395

Total Shareholders’ Equity	11,409,135	11,107,755

Total Liabilities and Shareholders’ Equity	$23,045,943	$17,470,833

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

(In US$, except for number of shares data)

	For the six months ended September 30,
	2019	2018
	(Unaudited)	(Unaudited)
Revenues	$3,215,147	$3,917,707
Revenues generated from third parties	2,946,344	3,812,564
Revenue generated from related parties	268,803	105,143
Cost of revenue	(1,375,762)	(1,239,023)

Gross profit	1,839,385	2,678,684

Operating expenses
Selling expenses	(774,253)	(838,217)
General and administrative expenses	(1,285,885)	(513,532)

Total operating expenses	(2,060,138)	(1,351,749)

(Loss) / Income from operations	(220,753)	1,326,935

Other expenses, net
Interest (expense) / income, net	(2,170,561)	1,501
Other income / (loss), net	38,079	(984)

Total other (expenses) / income, net	(2,132,482)	517

(Loss) / Income before income taxes	(2,353,235)	1,327,452
Income tax expense	5,166	(332,406)

Net (Loss) / Income	(2,348,069)	995,046

Other comprehensive income
Foreign currency translation adjustment	(807,315)	321,074

Comprehensive (Loss) / Income	$(3,155,384)	$1,316,120

Weighted average number of common shares
Basic	22,725,512	20,000,000
Diluted	22,725,512	20,000,000

Earnings per share
Basic	(0.10)	0.05
Diluted	(0.10)	0.05

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(In US$, except for number of shares data)

(Unaudited)

	Common stocks		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total

Balance as of March 31, 2018	20,000,000	20,000	1,463,757	1,544,645	257,373	3,285,775
Net income				995,046		995,046
Foreign currency translation gain					321,074	321,074
Balance as of September 30, 2018 (unaudited)	20,000,000	20,000	1,463,757	2,539,691	578,447	4,601,895

Balance as of March 31, 2019	22,706,701	22,706	7,950,782	3,083,872	50,395	11,107,755
Net loss				(2,348,069)		(2,348,069)
Issuance of convertible notes			2,549,392	-	-	2,549,392
Issuance of shares for convertible note principal and interest partial settlement	518,165	518	906,854			907,372
Foreign currency translation loss					(807,315)	(807,315)
Balance as of September 30, 2019 (unaudited)	23,224,866	23,224	11,407,028	735,803	(756,920)	11,409,135

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$, except for number of shares data)

	For the six months ended September 30,
	2019	2018
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net (loss) / income from operations	(2,348,069)	995,046
Adjustments to reconcile net income to net cash provided by operating activities:
Convertible note - Accretion of financing cost	1,672,708	-
Depreciation of property, plant and equipment	129,429	95,866
Amortization of intangible assets	4,111	3,547
Deferred cost	-	(48,454)
Deferred income taxes	-	5,882
Changes in operating assets and liabilities:
Accounts receivable	(664,341)	(1,572,815)
Inventories	103,404	89,702
Advance to suppliers	22,451	(119,452)
Prepayments, receivables and other assets	(1,140,076)	111,914
Accounts payable	389,515	(213,638)
Advances from customers	68,754	(156,162)
Accrued expenses and other current liabilities	(145,500)	(69,016)
Income tax payable	(33,298)	384,213
Notes receivable	78,843	191,784
Notes payable	(161,765)	(166,236)
Net Cash Used In Operating Activities	(2,023,834)	(467,819)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(123,543)	(84,402)
Construction in progress	(250,178)	-
Long-term investment	(3,614,146)	-
Loan receivable	(1,500,000)	-
Net Cash Used in Investing Activities	(5,487,867)	(84,402)

Cash Flows From Financing Activities:
Proceeds from bank loan	49,152	-
Repayment of bank loan	(14,777)	-
Proceeds from convertible note	10,000,000	-
Payment of debt issuance cost	(1,641,050)	-
Repayment of convertible note	(869,565)	-
Received from / (Payment to) related party	(610,204)	341,478
Net Cash Provided by Financing Activities	6,913,556	341,478

Effect of Exchange Rate Changes on Cash	(369,561)	16,370

Net Decrease In Cash	(967,706)	(194,373)
Cash, cash equivalents and restricted cash at Beginning of Period	9,291,933	577,979
Cash, cash equivalents and restricted cash at End of Period	8,324,227	383,606

Supplemental Disclosure of Non-Cash Activities
Shares issued for convertible note repayment	907,372	-

Supplemental Cash Flow Information
Cash paid for interest expense	287,810	-
Cash paid for income tax	9,575	50,404

Note 1 – Organization and description of business

History and Development of the Company

We were incorporated in the British Virgin Islands on July 4, 2017. Our wholly owned subsidiary China SXT Group Limited (“SXT HK”) was incorporated in Hong Kong on July 21, 2017. China SXT Group Limited in turn holds all the capital stocks of Taizhou Suxuantang Biotechnology Co. Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated in China on October 13, 2017. WFOE controls Jiangsu Suxuantang Pharmaceutical Co., Ltd. (“Taizhou Suxuantang” or the “VIE”) through a series of agreements (the “VIE Agreements”).

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE is to provide Taizhou Suxuantang with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the net income of Taizhou Suxuantang, such business scope is necessary and appropriate under PRC laws.

China SXT Pharmaceutical is a holding company with no business operation other than holding the shares in SXT HK; SXT HK is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of Taizhou Suxuantang. Taizhou Suxuantang principally engaged in offering Advanced, Regular and Fine TCMP products, and 4 solid beverage products, TCM Homologous Supplements (“TCMHS”) products.

Note 2 – Summary of significant accounting policies

(a)	Basis of presentation

The accompany unaudited condensed consolidated interim financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited condensed interim financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Company’s 20-F for the year ended March 31, 2019.

(b)	Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

The VIE, Taizhou Suxuantang is controlled by the Company through a series of contractual arrangements. For the consolidated VIEs, the Company’s management made evaluations of the relationships between the Company and the VIE and the economic benefit flow of contractual arrangements with Taizhou Suxuantang. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Company control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of the consolidated VIEs. The Company does not have any VIEs that are not consolidated in the financial statements.

(c)	Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting and functional currencies of the Company and SXT HK are the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In addition, the WFOE and the VIE maintain their books and records in their respective local currency, Renminbi (“RMB”), which is also the respective functional currency for each subsidiary as they are the primary currency of the economic environment in which each subsidiary operates.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of a foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity. Other equity items are translated using the exchange rates on the transaction date.

(d)	Use of estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of September 30, 2019 and 2018: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, valuation assumptions in performing asset impairment tests of long-lived assets, valuation assumptions in measuring the value of convertible notes debt component, equity component, and warrants.

(e)	Fair values of financial instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company. The carrying values of cash, cash equivalents, restricted cash, accounts receivables, note receivable, advance to suppliers, loan receivable, other current assets, prepaid expenses, bank loan – current portion, accounts payables, note payable, advance from customers, refund liabilities, income tax payable, accrued expenses, other current liabilities, and bank loan – non-current approximate their fair values due to their generally short maturities. There is no transfer between levels during the six months period ended September 30, 2019.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

(f)	Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

(g)	Restricted cash

Restricted cash is cash held as collateral for transactions and a loan the Company has entered into.

(h)	Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(i)	Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress.

(j)	Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of September 30, 2019, and March 31, 2019, the allowances were nil and nil, respectively.

(k)	Loan receivable

Loan receivable is recorded at the agreement amount and interest receivable is being accrued accordingly. Management reviews the adequacy of loan recoverability and provision for loan losses on an ongoing basis based on historical repayment trends, borrower’s financial condition, credit history, and the current economic conditions to make adjustments in the provision when it is considered necessary. Loan receivable balance is charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

(l)	Property, plant and equipment

Property, plant and equipment primarily consists of machinery, electric equipment, office equipment and leasehold improvements, which is stated at cost less accumulated depreciation and amortization less any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with residual value based on the estimated useful life. The residual value rate and useful life of property, plant and equipment are summarized as follows:

Asset category	Residual value rate	Useful live

Machinery	5%	10 years

Electric equipment	5%	3~5 years

Office equipment	5%	5 years

Vehicles	5%	4 years

Leasehold improvement cost	5%	3~10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended September 30, 2019, and year ended March 31, 2019, there was no impairment of property, plant and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operation and comprehensive income.

(m)	Intangible assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets represented the trade mark registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of ten year.

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the six months ended September 30, 2019, and the year ended March 31, 2019, there was no impairment of intangible assets.

(n)	Construction in progress

Construction in progress records the cost of construction work, which is not yet completed.

(o)	Long-term investment

The Company’s non-marketable equity security is investment in privately held investment management company without readily determinable market values. According to ASC 321-10-35-2,  it accounts for non-marketable securities on a prospective basis. Under the new requirement equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative. For the Company’s passive and without significant influence or control equity investment in private company which do not have readily determinable fair values, the Company has elected the measurement alternative defined as cost, less impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The investment is reviewed periodically to determine if its value has been impaired and adjustments are recorded as necessary in profit or loss for the period. During the six months period ended September 30, 2019, no impairment loss was identified and no loss related to revaluation of its investment in the private company.

(p)	Convertible note, net

The Company accounts for its convertible senior notes in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company separately accounts for the liability and equity components of convertible debt Instruments. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument that does not have a conversion feature. The equity component is based on the excess of the principal amount of the debentures over the fair value of the liability component, after adjusting for an allocation of debt issuance costs, and is recorded as additional paid in capital. Debt discounts are amortized as additional non-cash interest expense over the expected life of the debt using an effective interest rate method. In accounting for the issuance costs related to the Notes, the allocation of issuance costs incurred between the liability and equity components were based on their relative values.

(q)	Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Sales of pharmaceutical products represent the invoiced value of goods, net of value-added taxes, sales returns, trade discounts and allowances. Revenue is recognized base on agreed price determined in the contracts with the customers, when the products are delivered and accepted by customers.

(r)	Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

(s)	Income taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of September 30, 2019 and for the six months period ended September 30 2019.

(t)	Comprehensive income

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments.

(u)	Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the condensed consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the six months ended September 30, 2019, and the year ended March 31, 2019, respectively.

Note 3 – Accounts receivable, net

Accounts receivable, net consisted of the following:

	September 30,	March 31,
	2019	2019
	(unaudited)
Accounts receivable	$4,630,953	$4,247,476
Less: Allowance for doubtful accounts	(62,830)	(66,917)
Total accounts and notes receivable, net	$4,568,123	$4,180,559

Note 4 – Inventories, net

As of September 30, 2019, and March 31, 2019, inventories consisted of the following:

	September 30,	March 31,
	2019	2019
	(unaudited)
Raw material	$341,759	$315,686
Finished goods	526,223	715,344
Provision for inventory	(21,701)	(23,112)
	$846,281	$1,007,918

Note 5 – Loan receivable

	September 30,	March 31,
	2019	2019
	(unaudited)
Loan receivable	$1,500,000	$-

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020.

Note 6 – Prepayments, receivables and other assets

As of September 30, 2019, and March 31, 2019, prepayments, receivables and other assets consisted of the following:

	September 30,	March 31,
	2019	2019
	(unaudited)
Staff IOU	$1,827,152	$670,619
Others	195,617	36,718
	$2,022,769	$707,337

The Staff IOU are short-term borrowings for business travelling purpose which should be paid off by fiscal year end.

Note 7 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	Useful	September 30,	March 31,
	life	2019	2019
		(unaudited)
Machinery	10 years	$632,683	$658,043
Electric equipment	3~5 years	143,084	138,338
Office equipment	5 years	74,097	78,917
Vehicles	4 years	176,335	122,969
Leasehold improvement	3~10 years	1,571,909	906,060
Less: Accumulated depreciation		(838,201)	(745,429)
		$1,759,907	$1,158,898

Note 8 – Construction in progress

A construction in progress item is not depreciated until the asset is fully constructed for its intended use. Construction in progress consist of the following:

	As of	As of
	September 30, 2019	March 31, 2019
	(unaudited)
Factory	$-	$129,453
Workshop	-	519,782
Retail outlet	180,000	-
	$180,000	$649,235

Construction in progress relates to unfinished retail outlet construction at Huangshan City, Anhui Province. Construction in process will be transferred to leasehold improvement when it is finished. The workshop will start to depreciate when assets are ready for the intended use.

Note 9 – Intangibles, net

	Useful	September 30,	March 31,
	life	2019	2019
		(unaudited)
Trademark	10	$42,580	$45,350
Software	10	33,452	35,629
Less: accumulated amortization		(22,646)	(19,883)
		$53,386	$61,096

Note 10 – Long-term investment

	As of	As of
	September 30, 2019	March 31, 2019
	(unaudited)
Long-term investment	$3,497,629	$-

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund”). The company is committed to contribute $7 million (RMB50 million) into the Fund in two installments, with one installment of $3.5 million (RMB 25 million) made on June 14, 2019, and the second installment of $3.5 million (RMB 25 million) to be made no later than October 31, 2019. Long-term investment balance as of September 30, 2019 represents the carrying value of cash with the investment management company due to cash deposited with the Fund has not been used for equity investment.

Note 11 – Bank loans

	September 30,	March 31,
	2019	2019
	(unaudited)
Car loan – current portion	$43,491	$27,817

	September 30,	March 31,
	2019	2019
	(unaudited)
Car loan – non-current	$55,052	$41,706

Original car loan of $69,953 at 12% annual interest rate was made from October 1, 2018 to September 30, 2021. A new car loan of $47,568 at 9.54% annual interest rate was made from July 1, 2019, to June 30, 2022. Both cars were pledged as collateral for loans until full settlement.

Note 12 – Convertible notes

The unaudited net carrying amount of the Notes were as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value
Short-term
September 30, 2019
Convertible notes	$7,391,305	$(2,455,112)	$4,936,193

Long-term
September 30, 2019
Convertible notes	$880,852	$(62,622)	$818,230

Total
September 30, 2019
Convertible notes	$8,272,157	$(2,517,734)	$5,754,423

The unaudited net carrying amount of the equity component of the Notes were as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net
September 30, 2019
Convertible notes	$699,029	$262,403	$436,626

Amortization of issuance cost, debt discount and interest cost:

	Issuance costs and debt discount	Convertible note interest	Total
Six months period ended September 30, 2019	$1,672,708	$470,823	$2,143,531

The effective interest rate to derive the liability component fair value is 25.70% for the Convertible Notes.

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component and warrants value representing the conversion option was $2,549,392 (equity component $436,626, warrants value $2,112,766). Equity component was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Notes.

Debt issuance costs related to the Convertible Notes comprised of commissions paid to third party placement agent, lawyers, and warrants value of $3,753,816. The Company allocated the total amount incurred to the liability and equity components of the Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $3,491,413 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $262,403 and netted with the equity component in stockholders’ equity of $699,029 and warrant value of $2,112,766.

PIPE Transaction

On April 16, 2019, the company entered into certain securities purchase agreement with certain unaffiliated institutional investors relating to a private placement of (1) Senior Convertible Notes in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $ 10 million, and (ii) a Series B Note in the principal amount of $ 5 million and (2) warrants to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million.

Material Terms of the Convertible Notes:

●	The aggregate principal amount of the Series A Notes is $10,000,000 and the Series B Notes is $5,000,000. All of the aggregate principal amount of the Series B Notes will constitute Restricted Principal. If an Investor prepays any amount under such Investor’s Investor Note, an equal amount of the Restricted Principal becomes unrestricted principal under such Investor’s Series B Note. The amount raised by the Company upon closing of the PIPE transaction was $10,000,000 from Series A Notes.

●

The expiration date of Notes and warrant shall be October 2, 2020 and May 2, 2023 respectively. The aggregate redemption amount of the Notes shall be redeemed in installments on or before the expiration date.

●	The interest rate on the Convertible Notes is eight percent (8%) per annum. In the event of default, the Interest Rate shall be increased to eighteen percent (18%) per annum.

●	The initial fixed conversion price will be $8.38 per share, subject to reduction and adjustment for stock splits, stock dividends, and similar events.

●	During an Event of Default Redemption Right Period the Investor may convert all, or any part of, the Conversion Amount into Ordinary Shares at the Alternate Conversion Price.

●	The Alternate Conversion Price is the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 80% of the volume-weighted average price (“VWAP”) of the Ordinary Shares as of the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 80% of the VWAP of the Ordinary Shares as of the Trading Day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 80% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”).

●	The aggregate number of Series A and Series B warrant shares to be converted on expiration is 596,658 and 298,330 shares respectively.

Note 13 – Accrued expenses and other liabilities

	September 30,	March 31,
	2019	2019
	(unaudited)
Accrued payroll and welfare	$175,745	$36,010
Other payable for leasehold improvements	-	119,535
Accrued professional service expenses	-	187,444
Staff reimbursement	170,246	183,857
Interest payable	183,012	-
Other current liabilities	172,873	164,676
	$701,876	$691,522

Note 14 – Shareholders’ equity

Restricted shares

Upon the closing of the PIPE transaction with two unaffiliated institutional investors on May 2, 2019, the Company delivered an aggregate of four million Ordinary Shares to the holder of the Convertible Notes with certain restrictive legends (the “Pre-Delivery Shares”). The Pre-Delivery Shares may not be offered for sale, sold, transferred or assigned (i) in the absence of (a) an effective registration statement for the securities under the securities act of 1933, as amended, or (b) an opinion of counsel to the holder (if requested by the company), in a form reasonably acceptable to the Company, that registration is not required under said act or (ii) unless sold or eligible to be sold pursuant to Rule 144 or rule 144A under said Act. Notwithstanding the foregoing, the securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Pre-Delivery Shares.

Any Pre-Delivery Shares issued to the investors (or its designee) that remains outstanding following the repayment in full of all obligations outstanding under the Convertible Notes, shall be returned to the Company for cancellation. As of September 30, 2019, the Convertible Notes were outstanding and Pre-Delivery Shares were not returned for cancellation. Company expects to redeem the Convertible Notes in full in accordance with the terms of Convertible Notes and other agreements that the Company entered or is going to enter into with such investors in connection with the Convertible Notes, and have all the  Pre-Delivery Shares cancelled upon the full redemption.

Ordinary shares issued for convertible notes settlement

During the six months period ended September 30, 2019, 518,165 ordinary shares were issued with a fair value of $907,372 for convertible notes principal and interest partial settlement.

Note 15 –	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Jianping Zhou	Father of major shareholders of the Company and two of Taizhou Suxuantang shareholders, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Jianbin Zhou	Father of major shareholders of the Company and one of Taizhou Suxuantang shareholders
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Co., Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd	An entity controlled by Jianping Zhou

2)	Related party balances

As of September 30, 2019 and March 31, 2019, the amount due to related parties was as follows:

	As of	As of
	September 30, 2019	March 31, 2019
	(unaudited)
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$338,005	$939,521
Feng Zhou	1,481,755	1,542,828
Jianping Zhou	15,123	-
Jianbin Zhou	-	745
	$1,834,883	$2,483,094

The balances due to related parties are unsecured and due on demand.

3)	Related party transactions

During the six months period ended September 30, 2019 and 2018 the Company generated revenue of $246,476 and $6,687, respectively, from sales transactions with Taizhou Jiutian Pharmaceutical Co. Ltd.

During the six months period ended September 30, 2019 and 2018, the Company generated revenue of $22,327 and $8,822 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Medicine Clinic.

During the six months period ended September 30, 2019 and 2018, the Company generated revenue of zero and $109,018 respectively, from sales transactions with Taizhou Su Xuan Tang Chinese Hospital Co. Ltd.

As of September 30, 2019, the outstanding amount that the Company borrowed from Feng Zhou, Jiangsu Health Pharmaceutical Investment Co., Ltd, and Jianping Zhou was $1,834,883. As of March 31, 2019, the outstanding amount that the Company borrowed from Feng Zhou and Jiangsu Health Pharmaceutical Investment Co., Ltd, was $2,483,094. All borrowings are non-interest bearing and repaid on demand. During the six months period ended September 30, 2019, $61,073 was repaid to Feng Zhou, $601,516 was repaid to Jiangsu Health Pharmaceutical Investment Co., Ltd, $745 was repaid to Jianbin Zhou, and $15,123 was borrowed from Jianping Zhou.

Note 16 – Commitments and contingencies

As of the date of this interim report, written assurance has been received that the second installment of $3.5 million (RMB 25 million) to be invested with Huangshan Panjie will not be required and such obligation will be borne by Fund or Fund manager if the contribution obligation is being called upon.

Note 17 – Subsequent event

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the company received from the investors an Event of Default Redemption Notice claimed that the company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, , the company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410.21 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall Net all Restricted Principal outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

The Investors agreed, among other things, to the following:

(a) to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period immediately preceding such date of determination fails to exceed $2.14.

(b) not to effect any conversions of the Series A Note or Alternate Conversions except for conversions or Alternate Conversions of the Series A Note and/or exercises of the Series A Warrant where the trading price of the Ordinary Shares is at least $2.50;

(c) not to effect any Installment Conversion, Installment Redemption, Disclosure Delay Payments or Event of Default Redemption prior to the Forbearance Expiration Date other than as permitted under this Agreement

(d) not to exercise the Series A Warrant during the Forbearance Period;

(e) to return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts;

(f) to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares, certain mutual release and to execute and deliver to the Company the Leak-Out Agreement;

In consideration for the above, the Company agreed to the followings:

(a) the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410.21;

(b) If the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

(c) the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50; and

(d) the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

(e) The Investors agreed not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares.

(f) Each Investor has agreed to not sell, dispose or otherwise transfer, directly or any Ordinary Shares issued if such sale exceed 20% of the daily composite trading volume of the Ordinary Shares.

Due to the Company’s failure to obtain timely approval from State Administration of Foreign Exchange in People’s Republic of China to redeem Series A Notes in cash as previously contemplated, each Investor entered into certain amended and restated leak-out agreement with the Company on March 3, 2020.

Each Investor has agreed to not sell, dispose or otherwise transfer, directly or indirectly any Series A Conversion Shares converted on any Trading Day, if such sale exceed 20% of the daily composite trading volume of the Ordinary.

If both the daily average composite trading volume of the Ordinary Share exceeds 1.5 million and the trading price of the Ordinary Share as of such time of determination exceeds the Closing Bid Price of the prior Trading Day, the Investor shall be permitted to convert up to an additional aggregate amount not to exceed the lesser of (i) 500,000 shares of Ordinary Share and (ii) 20% of the daily average composite trading volume of the Ordinary Shares.

The Outbreak of COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though temporary in nature, may continue and increase depending on developments in the COVID-19’s outbreak. Jiangsu Province, where we conduct a substantial part of our business, was materially impacted by the COVID-19. We have been following the recommendations of local health authorities to minimize exposure risk for our employees, including the temporary closures of our offices and production, and having employees work remotely. Our on-site work was not resumed until mid-March, 2020 upon the approval from the local government. Due to the extended lock-down and self-quarantine policies in China, we have experienced significant business disruption for the past two and a half months. Some of our employees in other provinces are still subject to the lock-down policy implemented by the local governments and could not return to work. Our production was resumed in mid-March, 2020, and was picking up slowly due to the material impacts of COVID-19 on our logistics.

The extent to which the COVID-19 continues to impact the Company’s business, sales, and results of operations will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material impact on our business operations at least for the near term.